Filed Pursuant to Rule 433

Dated November 7, 2011

Supplementing the Preliminary Prospectus

Supplement dated November 7, 2011

(To Prospectus dated December 14, 2009)

Registration Statement No. 333-163697

$500,000,000

Dr Pepper Snapple Group, Inc.

250,000,000 2.600% Senior Notes due 2019

250,000,000 3.200% Senior Notes due 2021

Final Term Sheet

November 7, 2011

Issuer:	Dr Pepper Snapple Group, Inc.
Anticipated Ratings:	Moody’s: Baa1 (Stable Outlook) S&P: BBB (Stable Outlook)
Trade Date:	November 7, 2011
Settlement Date (T+5):	November 15, 2011
Change of Control:

Upon the occurrence of a “Change of Control Triggering Event,” the Issuer will be required, unless it has exercised its right to redeem the Notes, within a specified period, to make an offer to repurchase all Notes at a price equal to 101% of the principal amount, plus any accrued and unpaid interest to the date of repurchase.

Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC Goldman, Sachs & Co.

	2.600% Senior Notes due 2019	3.200% Senior Notes due 2021
Size:	$250,000,000	$250,000,000
Maturity Date:	January 15, 2019	November 15, 2021
Coupon (Interest Rate):	2.600%	3.200%
Interest Payment Dates:	Each January 15 and July 15, beginning on July 15, 2012	Each May 15 and November 15, beginning on May 15, 2012
Price to Public (Issue Price):	99.912%	99.720%
Yield to Maturity:	2.613%	3.233%
Benchmark Treasury:	UST 1.750% due October 31, 2018	UST 2.125% due August 15, 2021
Benchmark Treasury Price and Yield:	102-7+; 1.413%	101-8; 1.983%
Spread to Benchmark Treasury:	1.200% (120 basis points)	1.250% (125 basis points)
Make-Whole Call:	T+ 20 basis points	T+ 25 basis points (prior to August 15, 2021)
Par Call:	—	On or after August 15, 2021
CUSIP Number:	26138E AN 9	26138E AP 4

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about November 15, 2011, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or Morgan Stanley & Co. LLC at 1-866-718-1649.